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John M. Brandow
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4648 tel 212 701 5648 fax john.brandow@davispolk.com

March 12, 2014

VIA EDGAR AND E-MAIL

Ms. Amy M. Starr
Chief
Office of Capital Markets Trends
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JPMorgan Chase & Co. 424 Prospectuses relating to Registration Statement on Form S-3ASR Filed November 14, 2011 File No. 333-177923

Dear Ms. Starr:

On behalf of JPMorgan Chase & Co. (the “Company”), I am writing to follow up regarding the letter, dated February 11, 2014, to Anthony J. Horan, corporate secretary of the Company, from the staff (the “Staff”) of the Securities and Exchange Commission regarding your selective review of takedowns of exchange-traded notes.

We appreciated the opportunity to discuss the Staff’s comments with you and your team on March 5, 2014.  As further discussed between Everett Seymour on behalf of the Company and Mr. Walz on March 11, 2014, the Company plans to file its written response to the Staff’s comments by March 31, 2014.

Very truly yours,
/s/ John M. Brandow
John M. Brandow

cc:           David Walz, Division of Corporation Finance, Securities and Exchange Commission